                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   59163F 10 5
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 2 of 8 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  502,390
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              502,390
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    502,390
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 3 of 8 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  502,390
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              502,390
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    502,390
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 4 of 8 Pages
------------------------                                    --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  506,140(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              506,140(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    506,140(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 3,750 options  granted to Elchanan Maoz in his capacity as director of Metro One  Telecommunications,  Inc., and exercisable within 60 days from the date hereof.

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 5 of 8 Pages
------------------------                                    --------------------

      The following  constitutes  Amendment  No. 4 ("Amendment  No. 4") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  4 amends  the
Schedule 13D as specifically set forth.

      Item 4 is hereby amended to include the following paragraph:

      On March 8, 2007,  Everest  sent a letter to the Board of Directors of the
Issuer (the  "Board") to call upon the Board (i) to request the  resignation  of the current  Chairman of the Board,  (ii) to replace the current Chairman of the
Board with a representative  from one of the Issuer's  largest  shareholders and
(iii) to hire an executive who specializes in corporate turnarounds, referred to in the letter as a Chief  Restructuring  Officer,  who will be  responsible  for restructuring the Issuer's  operations and lowering its cost structure.  Everest also stated that if the Board does not take  immediate  action on these matters, it would take all necessary  actions it deems necessary to enforce its rights as stockholder  of the Issuer,  including  seeking the  replacement  of the current
Chairman of the Board at the next annual meeting of the Issuer.

      Item 5(a) is hereby amended and restated to read as follows:

      (a) At the close of  business  on March 7, 2007,  Everest may be deemed to beneficially  own 502,390  Shares which  constitutes  approximately  8.1% of the
6,233,326  outstanding shares of the Common Stock as of November 10, 2006 (based upon the number of shares that were reported to be  outstanding  in the Issuer's quarterly  report for the period ended September 30, 2006 on Form 10-Q and filed with Securities and Exchange  Commission on November 14, 2006).  MEFM, by virtue of its status as the general  partner of Everest,  may be deemed to beneficially own the Shares held by Everest.  Elchanan Maoz may be deemed to beneficially own
506,140 Shares  (consisting of (i) 502,390 Shares  beneficially owned by Everest that Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, the general  partner of Everest,  may be deemed to  beneficially  own and (ii) 3,750 options  granted  to Mr.  Maoz in his  capacity  as  director  of the Issuer and exercisable within 60 days from the date hereof. MEFM and Elchanan Maoz disclaim beneficial  ownership  of such  Shares  except to the extent of their  pecuniary interest therein.

      Item 7 is hereby amended to include the following:

      Item 7.           Material to be Filed as Exhibits.

      Exhibit A --      Letter dated March 8, 2007 by Everest Special
                        Situations Fund, L.P. to the Board of Directors
                        of Metro One Telecommunications, Inc.

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 6 of 8 Pages
------------------------                                    --------------------

                                     SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007                EVEREST SPECIAL SITUATIONS FUND L.P.

                                    By: Maoz Everest Fund Management Ltd.,
                                        its General Partner

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    MAOZ EVEREST FUND MANAGEMENT LTD.

                                    By: /s/ Elchanan Maoz
                                        ----------------------------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    /s/ Elchanan Maoz
                                    --------------------------------------------
                                    ELCHANAN MAOZ

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 7 of 8 Pages
------------------------                                    --------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page

A     Letter dated March 8, 2007 by Everest Special Situations                8
      Fund, L.P. to the Board of Directors of Metro One
      Telecommunications, Inc.

------------------------                                    --------------------
CUSIP No. 59163F 10 5                 13D                      Page 8 of 8 Pages
------------------------                                    --------------------

Exhibit A
                               EVEREST FUNDS L.P.
                                 Platinum House
                               21 Ha'arbaa Street
                              Tel Aviv 64739 Israel
                               Tel: 972-3-6858555
                               Fax: 972-3-6858557

Metro One Telecommunications, Inc.
11220 Murray Scholls Place
Beaverton, Oregon  97007
Attention: Board of Directors
Ladies and Gentlemen:

      Everest Special  Situations  Fund, L.P.  ("Everest") is one of the largest
stockholders  of  Metro  One  Telecommunications,   Inc.  ("Metro  One"  or  the
"Company"),  owning  approximately  8.1% of the  outstanding  shares.  Since  we obtained  representation  on the Board of Directors in April 2006,  we have been lobbying  the Board from  within to take  immediate  action to  restructure  the
Company's  operations  and lower the Company's cost structure in response to the loss of our largest  customers and heavy operating  losses.  Despite our efforts and those of other  significant  stockholders,  Metro One has failed to take the immediate and aggressive measures necessary to make the Company profitable.

      It has  become  clear  to us that the  Company's  Chairman  of the  Board,
William  Rutherford,  has  been  slow to make  important  decisions  and has not provided  the  leadership  that Metro One  critically  needs to  counteract  the effects of the loss of our largest customers. We believe that Mr. Rutherford has been an obstacle to the collective Board's ability to maximize shareholder value and must be held  accountable  for the operating  losses of this very  promising company. We therefore call upon the Board to take the following action:

      1.    Call for the resignation of the Company's Chairman of the Board.

      2.    Elect a representative of one of the Company's largest  stockholders as a Chairman of the Board.

      3.    Hire  a  Chief  Restructuring   Officer  or  similar  executive  who
            specializes in corporate turnarounds.

      We believe the Board should  implement these proposals as soon as possible in order  to  facilitate  the  restructuring  of the  Company's  operations  and lowering the Company's cost structure and maximizing  stockholder  value. If our concerns  are not  adequately  addressed  with  immediate  action,  we will take
whatever   action  we  deem   necessary  in  order  to  enforce  our  rights  as
stockholders, including seeking to replace the Company's current Chairman at the next annual meeting of stockholders.

                                    Sincerely,

                                    Elchanan Maoz